Exhibit 99.1

BYND CANNASOFT ENTERPRISES INC. 2264 East 11th Avenue Vancouver, B.C., Canada Ph: +1 (604) 833-6820

NEWS RELEASE

BYND Cannasoft Provides Additional Information for Shareholders’ Meeting

ASHKELON, Israel and VANCOUVER, British Columbia – The Newswire – (July 19, 2024) - BYND Cannasoft Enterprises Inc. (Nasdaq: BCAN) (“BYND Cannasoft” or the “Company”) provides additional information for consideration by shareholders in connection with the meeting scheduled for August 1, 2024 (the “Meeting”). At the Meeting, “minority approval” (as that term is defined in Ontario Securities Commission Rule 56-501 Restricted Shares) will be sought to the creation of a new class of shares, referred to in the information circular for the Meeting1 as the ‘Enhanced Shares’; in addition, “minority approval” (as that term is defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”)) will be sought to the issuance of Enhanced Shares to Yftah Ben Yaackov (the “Founder”), a director of the Company and its chief executive officer, as described below. The approvals sought are collectively referred to as the “Resolution”. The 1,282,390 common shares held by the Founder as at the record date for the Meeting will be excluded from voting on the Resolution.

This news release should be read together with the information circular for the Meeting. Capitalized terms used but not defined in this news release have the meanings given to them in the information circular.

The Founder’s request for voting control over the Company (the “Request”), with no other material terms, was made at a meeting of the Board held on April 7, 2024. The Request was made to provide voting control to allow management to focus on maximizing shareholder value by implementing its business plan and lessening the risk of distraction and diversion of scarce Company resources posed by opportunistic parties threatening hostile takeover bids. For several months, the Company’s directors had become concerned with the possibility of opportunistic parties threatening hostile takeover bids given the advancement of the Company’s EZ-G device in which the Company has made large investments. The Board implemented a shareholder rights plan earlier this year following receipt of shareholder approval as a result of such concerns.

The Special Committee, comprised of Stefania Szabo and Harold Wolkin (directors of the Company) was tasked with considering the Request, assessing the advantages and drawbacks to the Company and its shareholders of the Request, and exploring alternatives to the Request. If the Special Committee determined it appropriate, it was to recommend a plan to the Board.

1 See the Company’s information circular dated June 21, 2024 filed under its profile on SEDAR+ (www.sedarplus.ca) on July 4, 2024 under Particulars of Matters to be Acted Upon – Creation and Issuance of a New Class of Shares.

The Special Committee discussed alternatives such as issuing the Founder common shares but that was considered damaging to the shareholders as it would result in substantial dilution. Another alternative considered was the issuance of a substantial number of restricted share units but this was rejected for the same reason and also because the intention was not to provide additional compensation to the Founder. The Special Committee ultimately decided that it was in the best interests of the Company and its shareholders to give the Founder voting control for a limited period of time to provide a level of control to be able to carry out the Company’s mission formed through the Founder’s vision by creating a new class of multiple voting shares that do not carry any economic benefit and that do not dilute shareholders. The Special Committee’s recommendation was that shareholders be asked to approve the issuance of 150,000 non-transferable and non-participating Enhanced Shares, each carrying the right to 50 votes and to be automatically redeemed on the earlier to occur of the third anniversary of the date of their issuance, or upon the Founder ceasing to hold office as the Company’s chief executive officer. It was determined that a fair issuance price was US$0.35 per Enhanced Share which reflected a 60% discount from the market price of the common shares at that time, which was considered appropriate in light of the fact that there is no economic benefit in these shares and that their issuance is temporary.

The Special Committee identified two potential adverse impacts, being that the Founder’s voting power will limit influence of other shareholders over most corporate matters for up to three years and that the issuance of the Enhanced Shares may have an anti-takeover effect, but determined that the advantages surpass the potential adverse impacts.

During the discussion at the subsequent Board meeting to consider the Special Committee’s recommendation, a concern arose that issuing 150,000 Enhanced Shares would give the Founder more than 50% of the voting rights in the Company which seemed too high. After discussion, a consensus was reached to reduce the number of Enhanced Shares to 75,000 which, when added to the voting rights represented by the Founder’s current shareholdings, would then reflect approximately 34% of the aggregate voting interest in the Company (and not the 45.65% stated in the information circular).

If Enhanced Shares are issued, the existing class of common shares would become ‘restricted shares’ pursuant to applicable securities laws and will be referred to as ‘subordinate voting shares’.

In the past 24 months, there has been one “prior valuation” (as defined in MI 61-101) prepared. It was prepared in August 2022 in connection with the Company’s acquisition of certain patent applications (through its acquisition of Zigi Carmel Initiatives and Investments Ltd.), the value of which the valuator determined to be approximately US$34,100,000 The technology covered by these patent applications is critical to the Company’s EZ-G device. A copy of the prior valuation is available under the Company’s profile on SEDAR+ (www.sedarplus.ca), can be viewed at 2264 East 11th Ave., Vancouver, BC V5N 1Z6 and will be sent to a security holder upon request made to the Company’s corporate secretary, Gabi Kabazo (gabi@cannasoft-crm.com) for a nominal charge sufficient to cover printing and postage.

Proxies for the Meeting will be accepted from registered shareholders of record up to 4 p.m. (Pacific) on July 31, 2024.

About BYND Cannasoft Enterprises Inc.

BYND Cannasoft Enterprises is an Israeli-based integrated software company. BYND Cannasoft owns and markets “Benefit CRM”, a proprietary customer relationship management (CRM) software product enabling small and medium-sized businesses to optimize their day-to-day business activities such as sales management, personnel management, marketing, call center activities, and asset management.

BYND Cannasoft owns the patent-pending intellectual property for the EZ-G device. This therapeutic device uses proprietary software to regulate the flow of low concentrations of CBD oil, hemp seed oil, and other natural oils into the soft tissues of the female reproductive system to potentially treat a wide variety of women’s health issues. The EZ-G device includes technological advancements as a sex toy with a more realistic experience and the prototype utilizes sensors to determine what enhances the users’ pleasure. The user can control the device through a Bluetooth app installed on a smartphone or other portable device. The data will be transmitted and received from the device to and from the secure cloud using artificial intelligence (AI). The data is combined with other antonymic user preferences to improve its operation by increasing sexual satisfaction. Commercialization of the EZ-G device is subject to receipt of regulatory approvals.

The devices described in this news release are concept devices that are in the first stage of development and will be subject to testing, experiments and regulatory approvals and therefore there is no certainty that they will eventually be marketed.

For further information please refer to information available on the Company’s website: www.cannasoft-crm.com, and on SEDAR+: www.sedarplus.ca.

Gabi Kabazo

Chief Financial Officer

Tel: (604) 833-6820

e-mail: ir@cannasoft-crm.com

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain statements that may be deemed “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended and under Canadian securities laws. When used in this press release, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, and actual circumstances, events or results may differ materially from those projected in such forward-looking statements.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual events or developments may differ materially from those in forward-looking statements. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause actual results to differ materially from the statements made, including future financial performance, unanticipated regulatory requests and delays, final patents approval, and those factors discussed in filings made by the Company with the Canadian securities regulatory authorities, including (without limitation) in the Company’s management’s discussion and analysis for the year ended December 31, 2023, which is available under the Company’s profile at www.sedarplus.ca, and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 that was filed under the Company’s profile at www.sedarplus.ca on April 2, 2024 and with the U.S. Securities and Exchange Commission on April 3, 2024. Should one or more of these factors occur, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. Any such forward-looking statements represent management’s estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. Shareholders are cautioned not to put undue reliance on such forward-looking statements.